FORM 11-K

                 SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549


/   /  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

    For the fiscal year ended
                             ------------------------------

                            OR


/ X /  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 1, 1997 to December 31, 1997
                               -------------    -----------------


                Commission file number 0-24030
                                       -------

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   THE PANDA PROJECT, INC.
                         401(K) PLAN

    B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   THE PANDA PROJECT, INC.
                      901 YAMATO ROAD
                    BOCA RATON, FL  33431

                     THE PANDA PROJECT, INC.
                     -----------------------
                           401(K) PLAN
                           -----------

(a)  Financial Statements and Schedules

The financial statements and schedules included herein are filed as part of this report.


                            SIGNATURE
                            ---------

THE PLAN. Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               THE PANDA PROJECT, INC.
                               401(k) Plan



                         By:   /s/ C. Daryl Hollis
                               --------------------
                               C. Daryl Hollis
                               Chief Financial Officer
                               The Panda Project, Inc.



Date: July 10, 1998

The Panda Project, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
(Modified Cash Basis)
                                                  Unaudited
                                          -------------------------
                                          December 31,    March 31,
                                               1997          1997
                                          -----------   -----------


Investments at fair value (Note A and B)
    AP Cash Management Fund                $  121,522   $   542,229
    SCB Short Duration Bond Fund               21,278          -
    Panda Project Inc. Common Stock Fund       64,173          -
    USTPN Balanced Global 50/50 Fund           18,189          -
    USTPN Balanced Global 70/30 Fund           92,604          -
    USTPN Global Value Fund                   149,702          -
                                          -----------   -----------
Total Investments                             467,468       542,229

Participant Loan Fund                           2,843         1,225
                                          -----------   -----------
Net assets available for benefits           $ 470,311   $   543,454
                                          ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                            The Panda Project, Inc. 401(k) Plan
                   Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                (Modified Cash Basis)
                                                                          Unaudited
                                                           For the Nine Months Ended December 31, 1997
                                      ------------------------------------------------------------------------------------
                                                            Panda
                                                            Project,   USTPN      USTPN
                                                 SCB        Inc.       Balanced   Balanced   USTPN
                                      AP Cash    Short      Common     Global     Global     Global
                                      Management Duration   Stock      50/50      70/30      Value     Participant
                                      Fund       Bond Fund  Fund       Fund       Fund       Fund      Loan Fund  Total
                                      --------   --------   --------   --------  --------   --------   --------   --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                      $   -      $     61    $ 7,308    $ 2,708  $ 12,700   $ 14,824  $    -     $ 37,601
    Interest                             8,736      1,007       -           -          -          -         120     9,863
  Loan Repayments                         -         1,037       -         1,037     2,048         99     (4,221)        -
  Contributions:
    Participants'                          168     16,110     12,833      7,739    24,917     41,622       -      103,389
    Rollovers                             -          -        33,115       -       20,994      3,776       -       57,885
                                      --------   --------   --------   --------  --------   --------   --------  --------
     Total additions                     8,904     18,215     53,256    11,484     60,659     60,321     (4,101)  208,738

 Deductions from net
  assets attributed to:
    Benefits paid to participants      209,443     10,488        369     10,369    31,020     12,483      1,234   275,406
    Participant Loans                     -         1,232       -         1,306     2,346      2,069     (6,953)        -
    Administrative expenses              6,798        (61)        (4)      (105)     (102)       (51)      -        6,475
                                      --------   --------   --------   --------  --------   --------   --------  --------
    Total deductions                   216,241     11,659        365     11,570    33,264     14,501     (5,719) (281,881)


Interfund transfers                   (213,370)    14,722     11,282     18,275     65,209    103,882         -         -
                                      --------   --------   --------   --------  --------   --------   --------  --------
  Net increase (decrease)             (420,707)    21,278     64,173     18,189     92,604    149,702     1,618   (73,143)
Net assets available for benefits:
 Beginning of period                   542,229       -          -          -          -          -        1,225   543,454
                                      --------   --------   --------   --------  --------   --------   --------  --------
 End of period                        $121,522   $ 21,278   $ 64,173   $ 18,189  $ 92,604   $149,702   $  2,843  $470,311
                                      ========   ========   ========   ========  ========   ========   ========  ========

The accompanying notes are an integral part of these financial statements.






                                            The Panda Project, Inc. 401(k) Plan
                   Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                  (Modified Cash Basis)
                                                                        Unaudited
                                                        For the Twelve Months Ended March 31, 1997
                                ------------------------------------------------------------------------------------------
                                Guaranteed   Guaranteed
                                Interest     Interest
                                Accounts     Accounts                               Bond         Stock
                                5 Year       5 Year       Money        Bond and     Emphasis     Emphasis     Participant
                                Maturity     Maturity     Market       Mortgage     Balanced     Balanced     Loan
                                3/31/2000    3/31/2001    Account      Account      Account      Account      Fund
                                -----------  -----------  -----------  -----------  -----------  -----------  ------------
Additions to net assets
 attributed to:
  Investment income:
    Net appreciation in fair
     value of investments       $         -  $         -  $       750  $        12  $     5,258  $    10,538  $          -
    Interest                          1,465        1,894            -            -            -            -             -
  Loan Repayments                         -            -            -            -          317          177       (1,223)
  Contributions:
    Participants'                         -       41,635       11,345            -       31,878       57,774             -
    Employers                             -       16,190        2,201                    10,998       18,109             -
    Rollover                              -        1,273                       703          950            -             -
                                -----------  -----------  -----------  -----------  -----------  -----------  ------------
     Total additions                  1,465       60,992       14,296          715       49,401       86,598       (1,223)

Deductions from net assets
 attributed to:
   Benefits paid to participants     11,579       17,896       12,800            -       27,743       36,535             -
   Participant Loans                      -            -            -            -          890          429       (2,448)
   Administrative expenses            1,278          475          107            1          671          825             -
                                -----------  -----------  -----------  -----------  -----------  -----------  ------------
     Total deductions                12,857       18,371       12,907            1       29,304       37,789       (2,448)

Interfund transfers                 (23,450)     (42,621)      (7,519)        (714)     (47,909)     (85,050)            -
                                -----------  -----------  -----------  -----------  -----------  -----------  ------------
  Net increase (decrease)           (34,842)           -       (6,130)           -      (27,812)     (36,241)        1,225
Net assets available for benefits:
   Beginning of period               34,842            -        6,130            -       27,812       36,241             -
                                -----------  -----------  -----------  -----------  -----------  -----------  ------------
   End of period                $         -  $         -  $         -  $         -  $         -  $         -  $      1,225
                                ===========  ===========  ===========  ===========  ===========  ===========  ============

The accompanying notes are an integral part of these financial statements.







                                            The Panda Project, Inc. 401(k) Plan
            Statement of Changes in Net Assets Available for Panda Project - Benefits With Fund Information
                                                (Modified Cash Basis)
                                                                             Unaudited
                                                             For the Twelve Months Ended March 31, 1997
                                         --------------------------------------------------------------------------
                                                                    Small
                                                                    Company                AP Cash
                                         Stock Index    US Stock    Blend       Intl Stock Management
                                         500 Account    Account     Account     Account    Fund         Total
                                         -----------   ----------  -----------  ---------  -----------  -----------
Additions to net assets attributed to:
 Investment income:
   Net appreciation in fair value
    of investments                       $   22,634   $      273  $      9,840 $    8,778   $        -  $    58,083
   Interest                                       -            -             -          -            -        3,359
 Loan Repayments                                729            -             -          -            -            -
 Contributions:
   Participants'                             65,411          165        90,339     31,212            -      329,759
   Employers                                 28,547            -        39,786     11,005            -      126,836
   Rollover                                     950        1,407           950        380            -        6,613
                                        -----------   ----------   -----------  ---------  -----------  -----------
    Total additions                         118,271        1,845       140,915     51,375            -      524,650

Deductions from net assets attributed to:
  Benefits paid to participants              50,962        1,552        77,830     32,120            -      269,017
  Participant Loans                           1,946            -             -          -            -          817
  Administrative expenses                     2,618            5         2,232        835            -        9,047
                                        -----------   ----------   -----------  ---------  -----------  -----------
    Total deductions                         55,526        1,557        80,062     32,955            -      278,881

Interfund transfers                        (121,348)        (288)     (169,442)   (43,888)     542,229            -
                                        -----------   ----------   -----------  ---------  -----------  -----------
  Net increase (decrease)                   (58,603)           -      (108,589)   (25,468)     542,229      245,769

Net assets available for benefits:
   Beginning of period                       58,603            -       108,589     25,468            -      297,685
                                        -----------   ----------   -----------  ---------  -----------  -----------
   End of period                        $         -   $        -   $         -  $       -  $   542,229  $   543,454
                                        ===========   ==========   ===========  =========  ===========  ===========

The accompanying notes are an integral part of these financial statements.

                                     The Panda Project, Inc. 401(k) Plan
                Statement of Changes in Net Assets Available for Benefits With Fund Information
                                            (Modified Cash Basis)
                                                                               Unaudited
                                                              For the Twelve Months Ended March 31, 1996
                                        --------------------------------------------------------------------------------------
                                        Guaranteed
                                        Interest
                                        Accounts              Bond       Stock      Stock      Small
                                        5 Year     Money      Emphasis   Emphasis   Index      Company    Intl
                                        Maturity   Market     Balanced   Balanced   500        Blend      Stock
                                        3/31/2000  Account    Account    Account    Account    Account    Amount     Total
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value
     of investments                     $    -     $    -     $     405  $   1,025  $   2,442  $   6,919  $   1,300  $  12,091
    Interest                                  274         67       -          -          -          -          -           341
  Contributions:
    Participants'                          21,388      2,856     19,116     24,012     30,903     60,657     15,409    174,341
    Employers                              13,312      1,830      8,300     11,215     22,740     39,463      8,310    105,170
    Rollover                                 -         6,590       -          -          -          -          -         6,590
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
     Total additions                       34,974     11,343     27,821     36,252     56,085    107,039     25,019    298,533

Deductions from net assets attributed to:
  Benefits paid to participants              -          -          -          -           249        250       -           499
  Administrative expenses                    -             4          9         11        146        172          7        349
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
     Total deductions                        -             4          9         11        395        422          7        848

Interfund transfers                          (132)    (5,209)      -          -         2,913      1,972        456       -
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net increase (decrease)                  34,842      6,130     27,812     36,241     58,603    108,589     25,468    297,685

Net assets available for benefits:
   Beginning of period                       -          -          -          -          -          -          -          -
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   End of period                        $  34,842  $   6,130  $  27,812  $  36,241  $  58,603  $ 108,589  $  25,468  $ 297,685
                                        =========  =========  =========  =========  =========  =========  =========  =========

The accompanying notes are an integral part of these financial statements.







The Panda Project, Inc. 401(k) Plan
Notes to Financial Statements (unaudited)

A. Description of Plan

   The following description of The Panda Project, Inc. ("Company") 401(k) Plan ("Plan"), as amended effective April 1, 1997, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL. The Plan is a defined contribution plan covering all permanent fulltime or part-time United States (U.S.) Payroll-based employees of the Company who have six months of service, are age twenty-one or older and worked 1000 hours in a plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Change in Fiscal Year

      The Plan was implemented effective April 1, 1995 with a fiscal year ending on March 31. During 1997, the Plan s fiscal year was changed from April 1 through March 31 to January 1 through December 31. The accompanying financial statements are as of December 31, 1997 and March 31, 1997, for the transition period April 1, 1997 through December 31, 1997, and for the two years ended March 31, 1997.

      CONTRIBUTIONS. Each plan year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. At the discretion of the Company, matching contributions and other nonelective contributions may be made to the Plan.

      PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and, (b) Plan earnings.
      Allocations are based on participant eligible contributions or account balances, as defined.

      VESTING. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching and other contributions plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service, and vests 20% per year prior to 5 years.

      INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct employee contributions in five percent increments in any of the following six investment options, all of which are U.S. Trust Companies of the Pacific Northwest Collective Investment Funds ("USTPN") with the exception of The Panda Project, Inc. Common Stock Fund, Sanford C. Bernstein ("SCB") Short Duration Bond Fund and American Performance ("AP") Cash Management Fund:

      AP Cash Management Fund: Invests in U.S. Dollar-Denominated, high quality, short-term debt and other short-term obligations of high quality which have remaining maturities of 397 days of less.

      SCB Short Duration Bond Fund: Invests in a wide variety of fixed income securities including U.S. Treasury, agency and corporate bonds, high-quality money market securities and others.

      USTPN Balanced Global 50/50 Fund: Target investment allocation is 50% of its assets invested in Intermediate Duration Portfolio (high-grade fixed-income securities with an effective duration of three to six years), 40% of its assets invested in the Diversified Value Fund (invests in stocks of well-established companies primarily listed on the New York Stock Exchange that the Trustee considers undervalued), and 10% of its assets invested in the International Value Portfolio (invests primarily in equity securities of established foreign companies).

      USTPN Balanced Global 70/30 Fund: Target investment allocation is 55% of its assets invested in the Diversified Value Fund, 15% of its assets invested in the International Value Portfolio, and 30% of its assets invested in Intermediate Duration Portfolio.

      USTPN Global Value Fund: Target investment allocation is 65% of its assets invested in a portfolio of approximately 50 to 75 U.S. traded stocks, 30% of its assets invested in the International Value Portfolio, and 5% of its assets invested in the Emerging Markets Value Portfolio (invests primarily in equity securities of companies headquartered in countries that are considered to be developing countries).

      The Panda Project, Inc. Common Stock Fund: Funds are invested in common stock of The Panda Project, Inc.

      Participants may change their investment options at any time.

      PARTICIPANT LOAN FUND. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms may be up to five years under normal circumstances or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate as documented in the Wall Street Journal plus one percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

      PAYMENT OF BENEFITS. Upon termination of service due to death, disability, retirement or due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or may stay in the plan indefinitely so long as they meet the minimum funds requirement.

      FORFEITED ACCOUNTS. At December 31, 1997, forfeited nonvested accounts totalled $40,998. These accounts may be used to pay administrative expenses of the Plan and/or reduce future employer contributions.

      ADMINISTRATIVE EXPENSES.   Administrative expenses of the Plan
      are generally paid from forfeitures. In the event such expenses exceed amounts available from forfeitures, the Company will be responsible for the payment of the excess amount.

B. Summary of Accounting Policies

   BASIS OF ACCOUNTING

   The unaudited financial statements of the Plan have been prepared using the modified cash basis of accounting. Under the modified cash basis of accounting, contributions and transfers among investment options are recorded when received or paid, distributions are recorded when paid, and interest is accrued when earned.

   INVESTMENT VALUATION AND INCOME RECOGNITION

   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company s common stock is valued at its quoted market price, within the Company's Common Stock Fund. The Company's Common Stock Fund is valued at its net asset value. Participant notes receivable are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   PAYMENT OF BENEFITS

   Benefits are recorded when paid.









C. Benefit Obligations

   Benefit obligations for persons who withdrew from participation in the plan by investment option are as follows:

                                        December 31,    March 31,
                                           1997           1997
                                       ----------------------------
   AP Cash Management Fund               $     65,613    $    197,118
   SCB Short Duration Bond Fund                   492               -
   Panda Project, Inc. Common Stock Fund        2,816               -
   USTPN Balanced Global 50/50 Fund               524               -
   USTPN Balanced Global 70/30 Fund            13,063               -
   USTPN Global Value Fund                      8,931               -
   Participant Loan Fund                        1,136               -
                                         ----------------------------
                                         $     92,575    $    197,118
                                         ============================

D. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its discretionary contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   During the plan year ended March 31, 1997 a partial termination of the plan occurred related to a reduction of workforce. Due to the partial termination of the plan, amounts previously forfeited were paid out or added to the accounts of terminated employees during the plan year ended December 31, 1997.

E. Tax Status

   The Internal Revenue Services has determined and informed the Company by a letter dated September 9, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as written, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

F. The plan was amended April 1, 1997 to allow issuance of the Company's common stock as an investment option. Additionally, new trustees and investment managers were named as of April 1, 1997.


                                                                                                     Schedule I
The Panda Project, Inc. 401(k) Plan
Schedule of Assets Held for Investment Purposes
As of December 31, 1997
                                                                                                  Current
Identity of Issue                       Description of Investment                   Cost           Value
------------------------------------------------------------------------------------------------------------
AP Cash Management Fund                 Money Market Fund   121,522    Shares       $121,522      $121,522
SCB Short Duration Bond Fund            Bond Fund             1,713    Shares         21,371        21,278
Panda Project, Inc. Common Stock Fund   Company Stock Fund    4,091    Shares         59,242        64,173
USTPN Balanced Global 50/50 Fund        Mutual Fund           1,318    Shares         16,581        18,189
USTPN Balanced Global 70/30 Fund        Mutual Fund           6,316    Shares         84,628        92,604
USTPN Global Value Fund                 Mutual Fund          12,444    Shares        136,963       149,702
Participant Loan Fund                   Interest Rates                  9.50%          2,843         2,843
                                                                                    ------------------------
                                                                                    $443,150      $470,311
                                                                                    ========================

                                                                                                         Schedule II
The Panda Project, Inc. 401(k) Plan
Schedule of Reportable Transactions
For the Nine Months Ended December 31, 1997
                                                                                              Current
                                                                                              Value of
                                                                                              Asset on
Identity                                                 Purchase    Selling     Cost of      Transaction  Net Gain
of Issue       Description of Asset                      Price       Price       Asset        Date         or (Loss)
-----------------------------------------------------------------------------------------------------------------

Category (iii) A Series of Transactions in Excess of 5% of Plan Benefits

AP Cash Management Fund            Money Market Fund     $710,268                $710,268     $710,268            -
AP Cash Management Fund            Money Market Fund                 $589,230     589,230      589,230            -
SCB Short Duration Bond Fund       Bond Fund               49,461                  49,461       49,461            -
SCB Short Duration Bond Fund       Bond Fund                           28,230      28,089       28,230     $    141
Panda Common Stock Fund            Company Stock Fund      72,153                  72,153       72,153            -
USTPN Balanced Global 50/50 Fund   Mutual Fund             29,405                  29,405       29,405            -
USTPN Balanced Global 70/30 Fund   Mutual Fund            141,246                 141,246      141,246            -
USTPN Balanced Global 70/30 Fund   Mutual Fund                         61,325      56,618       61,325        4,707
USTPN Global Value Fund            Mutual Fund            151,532                 151,532      151,532            -